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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: __________________

Trai Thien USA Inc

(Exact name of registrant as specified in its charter)

Khuong Viet St., Phu Trung Ward, Tan Phu District, . Ho Chi Minh City, Vietnam
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred stock, $0.001 par value; 1,000,000 shares authorized; no share issued and outstanding
Common stock, $0.001 par value; 1,393,000,000 shares authorized; 241,500,000 and 210,000,000 shares issued and outstanding, respectively. Shares Outstanding 247,016,000, Shares Restricted 188,977,411
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        .

Rule 12g-4(a)(1) Rule

        .

2g-4(a)(2) Rule 12h

   X  .

3(b)(1)(i) Rule 12h

        .

3(b)(1)(ii) Rule 15d-6

Approximate number of holders of record as of the certification or notice date:______37________

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 12, 2011	By: /s/ Mr. Haley Manchester
Mr. Haley Manchester, CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

Persons  who  respond  to  the  collection  of  information  contained in  this  form  are  not  required  to  respond  unless  the form  displays

SEC2069(02-08)

a  currently  valid  OMB  control   number.